UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EMBRAER—EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

NOTICE TO THE MARKET

Embraer files Form 20-F report for the fiscal year ended 2009

São José dos Campos, May 3, 2010 – Embraer – Empresa Brasileira de Aeronáutica S.A. (BOVESPA: EMBR3; NYSE: ERJ) announces that it has filed with the U.S. Securities and Exchange Commission (SEC) its Form 20-F report for the fiscal year ended 2009.

The report is available on the SEC’s website, at http://www.sec.gov, and on Embraer’s Investor Relations website, at http://www.embraer.com.br/ri/english/content/home.

Shareholders and the holders of Embraer’s American depositary shares can obtain copies of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

E-mail: investor.relations@embraer.com.br

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis – Investor Relations

Paulo Ferreira – Investor Relations

Caio Pinez – Investor Relations

Cláudio Massuda– Investor Relations

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A.—NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2010, Embraer had a workforce of 16,792 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 16 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2010

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Title:	Luiz Carlos Siqueira Aguiar Chief Financial Officer